Balance Sheet

GRR-ITHM, INC.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
10000 Cash - Wells Fargo	7,870.71
Total for Bank Accounts	**$7,870.71**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**$7,870.71**
Fixed Assets	**0**
Other Assets	
18000 Due TO/FROM Shareholder	74,246.30
Total for Other Assets	**$74,246.30**
Total for Assets	**$82,117.01**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	226,766.26
Total for Accounts Payable	**$226,766.26**
Credit Cards	
Other Current Liabilities	
20075 Cash Payable	20,000.00
20100 Shares Payable	
20110 Salary Unpaid - S Cote	700,000.00
20200 Wages Payable	34,800.00
Loan Payable - George Sarkis	5,000.00
Total for Other Current Liabilities	**$759,800.00**
Total for Current Liabilities	**$986,566.26**
Long-term Liabilities	
Total for Liabilities	**$986,566.26**
Equity	
32000 Retained Earnings	-2,401,908.44
Net Income	-177,001.54
30000 Opening Balance Equity	7,647.60
30015 Additional Paid in Capital	
33000 Common Stock - Earned	1,489,704.88
33010 Common Stock - Purchased	177,108.25
39000 Owner Draws	
Total for Equity	**-$904,449.25**
Total for Liabilities and Equity	**$82,117.01**